Filed Pursuant to Rule 424(b)(3)
Registration No. 333-260168
BLACKSTONE REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 12 DATED MARCH 15, 2024
TO THE PROSPECTUS DATED APRIL 18, 2023

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated April 18, 2023 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "BREIT," "we," "us," or "our" refer to Blackstone Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:
•to provide an update to BREIT’s portfolio;
•to disclose the transaction price for each class of our common stock as of April 1, 2024;
•to disclose the calculation of our February 29, 2024 NAV per share for all share classes;
•to provide an update on the status of our current public offering (the “Offering”); and
•to otherwise update the Prospectus.

Portfolio Update

For the month ended February 29, 2024, BREIT’s Class I NAV per share was $14.15 and Class I total return was 0.6% (not annualized).1

On February 5, 2024, the Company published a 2023 year-end stockholder letter which is available on its website at www.breit.com. This web link is provided for convenience only, and the contents of the piece or the website are not incorporated by reference in or otherwise a part of this prospectus.

April 1, 2024 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of April 1, 2024 (and repurchases as of March 31, 2024) is as follows:

Transaction Price (per share)
Class S	$14.1465
Class I	$14.1547
Class T	$13.9243
Class D	$13.8327
Class C	$14.9085
The April 1 transaction price for each of our share classes is equal to such class’s NAV per share as of February 29, 2024. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

February 29, 2024 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.breit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines. Transactions or events have occurred since February 29, 2024 that could have a material impact on our NAV per share, upon which our transaction price is based. We have included a breakdown of the components of total NAV and NAV per share for February 29, 2024 along with the immediately preceding month.

1 BREIT’s Class D NAV per share was $13.83, Class S NAV per share was $14.15, Class T NAV per share was $13.92 and Class C NAV per share was $14.91. BREIT’s Class D total return was 0.6%, Class S total return was 0.6%, Class T total return was 0.6%, and Class C total return was 0.6% for February 2024.

Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, Class D, and Class C common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of February 29, 2024 ($ and shares in thousands):

Components of NAV	February 29, 2024
Investments in real estate	$109,463,551
Investments in real estate debt	8,204,007
Investments in unconsolidated entities	11,458,607
Cash and cash equivalents	2,449,681
Restricted cash	756,137
Other assets	5,089,655
Mortgage notes, term loans, and revolving credit facilities, net	(63,726,706)
Secured financings on investments in real estate debt	(4,273,894)
Subscriptions received in advance	(111,996)
Other liabilities	(3,369,036)
Accrued performance participation allocation	—
Management fee payable	(62,242)
Accrued stockholder servicing fees(1)	(14,868)
Non-controlling interests in joint ventures	(6,327,590)
Net asset value	$59,535,306
Number of outstanding shares/units	4,211,160
_____________
(1)Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of February 29, 2024, the Company has accrued under GAAP $0.9 billion of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or re-allowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of February 29, 2024 ($ and shares/units in thousands, except per share/unit data):

						Third-party
						Operating
	Class S	Class I	Class T	Class D	Class C	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$20,527,232	$33,019,272	$782,225	$2,114,194	$33,668	$3,058,715	$59,535,306
Number of outstanding shares/units	1,451,047	2,332,746	56,177	152,840	2,258	216,092	4,211,160
NAV Per Share/Unit as of February 29, 2024	$14.1465	$14.1547	$13.9243	$13.8327	$14.9085	$14.1547
_____________
(1)Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partner, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the February 29, 2024 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Rental Housing	7.2%	5.5%
Industrial	7.5%	5.9%
Net Lease	7.4%	5.6%
Hospitality	10.2%	9.1%
Data Centers	7.5%	6.2%
Self Storage	7.8%	6.6%
Office	6.9%	5.3%
Retail	7.7%	6.5%

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. A change in these assumptions or factors would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Rental
		Housing	Industrial	Net Lease	Hospitality	Data Centers	Self Storage	Office	Retail
	Hypothetical	Investment	Investment	Investment	Investment	Investment	Investment	Investment	Investment
Input	Change	Values	Values	Values	Values	Values	Values	Values	Values
Discount Rate	0.25% decrease	+1.9%	+2.0%	+1.8%	+1.7%	+0.9%	+1.8%	+1.9%	+1.9%
(weighted average)	0.25% increase	(1.9)%	(1.8)%	(1.8)%	(1.6)%	(0.6)%	(1.7)%	(1.9)%	(1.8)%
Exit Capitalization Rate	0.25% decrease	+3.0%	+3.3%	+2.7%	+1.4%	+1.1%	+2.2%	+3.5%	+2.4%
(weighted average)	0.25% increase	(2.7)%	(3.0)%	(2.4)%	(1.3)%	(0.9)%	(2.0)%	(3.1)%	(2.3)%
Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, and Class D common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of January 31, 2024 ($ and shares in thousands):

Components of NAV	January 31, 2024
Investments in real estate	$109,974,684
Investments in real estate debt	8,371,570
Investments in unconsolidated entities	11,217,590
Cash and cash equivalents	2,177,913
Restricted cash	654,249
Other assets	4,684,964
Mortgage notes, term loans, and revolving credit facilities, net	(62,703,157)
Secured financings on investments in real estate debt	(4,357,211)
Subscriptions received in advance	(11,591)
Other liabilities	(3,583,781)
Accrued performance participation allocation	—
Management fee payable	(62,813)
Accrued stockholder servicing fees(1)	(16,069)
Non-controlling interests in joint ventures	(6,269,289)
Net asset value	$60,077,059
Number of outstanding shares/units	4,259,437
__________
(1)Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of January 31, 2024, the Company has accrued under GAAP $0.9 billion of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of January 31, 2024 ($ and shares/units in thousands, except per share/unit data):

						Third-party
						Operating
	Class S	Class I	Class T	Class D	Class C	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$20,746,147	$33,400,407	$803,843	$2,113,357	$31,853	$2,981,452	$60,077,059
Number of outstanding shares/units	1,469,946	2,365,226	57,861	153,125	2,150	211,129	4,259,437
NAV Per Share/Unit as of January 31, 2024	$14.1135	$14.1214	$13.8927	$13.8016	$14.8169	$14.1214
____________
(1)Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partnership, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Status of our Current Public Offering

We are currently offering on a continuous basis up to $60.0 billion in shares of common stock, consisting of up to $48.0 billion in shares in our primary offering and up to $12.0 billion in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 788,552,840 shares of our common stock (consisting of 289,615,230 Class S Shares, 374,400,689 Class I Shares, 15,512,485 Class T Shares, and 109,024,436 Class D Shares) in the primary offering for total proceeds of $11.7 billion (including shares converted from operating partnership units by the Special Limited Partner) and (ii) 145,158,095 shares of our common stock (consisting of 62,605,460 Class S Shares, 66,772,764 Class I Shares, 3,226,876 Class T Shares, and 12,552,995 Class D Shares) pursuant to our distribution reinvestment plan for a total value of $2.1 billion. As of February 29, 2024, our aggregate NAV was $59.5 billion. We intend to continue selling shares in the Offering on a monthly basis.

Updates to the Prospectus

Net Asset Value Calculation and Valuation Guidelines

The following disclosure is added above the “Liabilities” paragraph of the section of the Prospectus titled “Net Asset Value Calculation and Valuation Guidelines” and all other similar disclosure in the Prospectus:

Valuation of Real Estate Debt and Other Securities Held Through Unconsolidated Joint Ventures

In general, real estate debt and other securities held through unconsolidated joint ventures will initially be valued at the cost of the investment in the joint venture, which we expect to represent fair value at that time, subject to any variation pursuant to these valuation guidelines. Each such investment will then be valued by the Adviser within the first three full months after we make such investment and no less frequently than quarterly thereafter in accordance with the procedures set forth in the immediately following paragraph.

To conduct its initial quarterly valuation and subsequent quarterly revaluations, investments in real estate debt and other securities held through investments in unconsolidated joint ventures are generally measured at fair value using the NAV per share of the joint venture, as determined by the underlying joint venture.